

SEC( N

13010814

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/12_____AND ENDING _____12/31/12_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Derivatives Markets Inc. ⬛⬛⬛⬛⬛⬛⬛⬛)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

111 Wall Street
_____
(No. and Street)

New York_____N.Y._____ _____10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy_____   212-657-8435_____
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____KPMG, LLP_____
                            (Name – If individual, state last, first. middle name)

90 South Seventh Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
                                                Information contained in this form are not required to respond
                                                unless the form displays a currently valid OMB control number.

State of New York   )

) ss:

County of New York   )

I do hereby affirm that to the best of my knowledge and belief, the attached statement of financial condition as of December 31, 2012 is true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached statement of financial condition as of December 31, 2012 will promptly be made available to the Company members and allied members whose signatures do not appear below.

_____

Ramsey Saliba

Chief Financial Officer

_____

Notary Public

Subscribed and sworn to before me this 19TH day of February 2013



CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Table of Contents

This report contains** (check all applicable boxes):

X   Report of Independent Registered Public Accounting Firm

X   (a)   Facing page

X   (b)   Statement of Financial Condition

__   (c)   Statement of Changes in Liabilities Subordinated to Claims of Creditors

X   Notes to Statement of Financial Condition

__   (d)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3

__   (e)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

__   (f)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X   (g)   An Oath or Affirmation

__   (h)   A copy of the SIPC Supplemental Report

**   For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Derivatives Markets Inc.:

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets Inc. (the Company) (a wholly owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Citigroup Derivatives Markets Inc. as of December 31, 2012 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 26, 2013

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2012

(Dollars in thousands, except share data)

Assets

Cash	$	516
Financial instruments owned and contractual commitments, at fair value (includes $3,351 of securities out on loan):		
Options		228,127
Equity securities		3,166,661
		3,394,788
Deposits with clearing organization		3,392
Receivable from affiliates		1
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $39,615		1,755
Other assets		30,866
	$	3,431,318

Liabilities and Stockholder's Equity

Liabilities:		
Deposits received for securities loaned	$	3,458
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:		
Options		44,301
Equity securities		661,001
		705,302
Payables to brokers and dealers		2,467,893
Payables to affiliates		30,071
Payables and accrued liabilities		15,458
Total liabilities		3,222,182
Commitments and contingencies (note 9)		
Stockholder's equity:		
Common stock ($.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares)		—
Additional paid-in capital		128,997
Retained earnings		80,139
Total stockholder's equity		209,136
Total liabilities and stockholder's equity	$	3,431,318

See accompanying notes to statement of financial condition.

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citigroup Derivatives Markets Inc. (the Company), a broker-dealer registered with the Securities and Exchange Commission (SEC), is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles, which require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments, and matters that affect the reported amounts and disclosures of contingencies in the statement of financial condition, may vary from actual results. Current market conditions increase the risk and complexity of judgment in these estimates.

The Company is a member firm of and also functions as a specialist and/or market maker on the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, International Securities Exchange, New York Mercantile Exchange, Pacific Exchange, Philadelphia Stock Exchange, the Boston Options Exchange, ICE Futures Europe and the New York Stock Exchange AMEX options.

(b) Financial Instruments and Contractual Commitments

Financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is estimated using market quotations available from major securities exchanges and dealers. Changes in the fair value of financial instruments and contractual commitments are recognized in earnings.

(c) Receivables/Payables from/to Brokers and Dealers

The Company conducts business with two clearing brokers, Goldman Sachs Execution and Clearing, L.P. and Citigroup Global Markets, Ltd., for its trading activities. These brokers perform the clearing and depository operations of the Company's trading activities. Receivables and payables from and to brokers and dealers primarily reflect amounts due from and to these brokers.

(d) Deposits Received for Securities Loaned

Deposits received for securities loaned are recorded at the amount of cash received and are collateralized principally by equity securities. The Company monitors the market value of securities loaned daily and additional collateral is obtained as necessary.

(e) Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC Topic 815-10-45-5, *Derivatives and Hedging, Balance Sheet – Netting*, are met, the Company offsets certain fair value amounts recognized for cash collateral

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

(f) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or four years.

(g) Exchange Memberships and Other Exchange Interests

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at cost and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value are made annually.

(h) Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company records expense and a related liability, which it settles such current and deferred tax provisions with CGMHI throughout the year.

(i) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the financial statements and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2012, net capital of $141,697 exceeded the minimum requirement by $141,447. As a listed options specialist and market maker, the Company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

(Continued)

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

(3) Stock Award Programs

The Company, through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted stock award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted each year vest 25% per year over four years. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted to retirement-eligible employees. The charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

(4) Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI, all temporary differences are treated as current tax items and the tax effect on such differences is included in the payable to CGMHI. In the absence of such an agreement, the Company would have reported at December 31, 2012 a net deferred tax asset of $4,341, comprising the following:

Deferred tax assets:		
Employee benefits	$	16,393
Other deferred tax assets		843
Total deferred tax assets		17,236
Deferred tax liabilities:		
Intangible assets		(13,638)
Investment position activity		280
Depreciation/amortization		463
Total deferred tax liabilities		(12,895)
Net deferred tax asset	$	4,341

(Continued)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

During the year, the Company received $17,220 in income taxes from CGMHI under the tax sharing agreement. At December 31, 2012, the Company had income taxes payable to Parent of $10,428 included in "Payables to affiliates".

The Company adopted FASB ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007. The following is a roll-forward of the Company's unrecognized tax benefits.

Total unrecognized tax benefits at January 1, 2012:

Net amount of increases for current year's tax positions	$	—
Gross amount of increases for prior years' tax positions		7,001
Gross amount of decreases for prior year's tax positions		—
Amounts of decreases relating to settlements		—
Reductions due to lapse of statutes of limitations		—
Foreign exchange, acquisitions and dispositions		—
Total unrecognized tax benefits at December 31, 2012	$	7,001

The total amount of unrecognized tax benefits at December 31, 2012 that, if recognized, would affect the effective tax rate is $7,001.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2009
New York	2006

(5) Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.

- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market risks for the following reason:

- *Trading Purposes – Own Account* – The Company trades derivatives for its own account, and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

(Continued)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the statement of financial condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of the Company's derivative instruments as of December 31, 2012 are presented in the table below:

Derivative Notionals

	Trading derivatives
Interest rate contracts:	
Futures	$ 13,395,407
Written options	50,393,118
Purchased options	62,485,549
Total interest rate contract notionals	126,274,074
Equity contracts:	
Futures	741,471
Written options	49,217,486
Purchased options	48,620,872
Total equity contract notionals	98,579,829
Foreign exchange contracts:	
Futures	397,758
Written options	7,653,698
Purchased options	7,906,874
Total foreign exchange contract notionals	15,958,330
Commodity contracts:	
Futures	1,734,624
Written options	19,872,766
Purchased options	20,539,553
Total commodity contract notionals	42,146,943
Total derivative notionals	$ 282,959,176

8

(Continued)

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

Derivatives Outstanding at December 31, 2012

		Derivatives classified in financial instruments owned/sold	
		Assets	Liabilities
Derivative instruments:			
Interest rate options	$	73,317	76,846
Equity options		1,972,787	1,847,374
Foreign exchange options		78,731	75,342
Commodity options		405,212	346,659
Total derivatives		2,530,047	2,346,221
Less netting agreements		(2,301,920)	(2,301,920)
Net asset/liability	$	228,127	44,301

All derivatives are reported on the statement of financial condition at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement. In addition, receivables in respect of cash collateral paid to a given counterparty are included in this netting.

(6) Financial Instruments and Contractual Commitments and Related Risks

The Company enters into financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

(Continued)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
December 31, 2012
(Dollars in thousands)

As discussed in note 1(b) to the financial statements, the Company records all financial instruments at fair value.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears its securities transactions through one unaffiliated and one affiliated clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with its clearing brokers. At December 31, 2012, a credit concentration with the clearing brokers consisted of approximately $211,524. The clearing brokers can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

(7) Fair Value Information

FASB ASC 820, *Fair Value Measurements and Disclosures* defines fair value, disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.

- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

At December 31, 2012, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. The Company primarily uses quoted market prices to determine the fair value of all of its financial instruments owned and contractual commitments and financial instruments sold, not yet purchased and contractual commitments. The instruments consist of both equity securities and exchange traded options. Assets and liabilities recorded at contractual amounts that approximate fair value include deposits received for securities loaned, short-term borrowings with affiliates and subordinated debt. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
December 31, 2012
(Dollars in thousands)

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012:

	Level 1	Level 2	Level 3	Gross inventory	Netting*	Net balance
Financial instruments owned and contractual commitments, at fair value:						
Exchange traded options:						
Interest rate options	$ 73,317	—	—	73,317		
Equity options	1,972,787	—	—	1,972,787		
Foreign exchange options	78,731	—	—	78,731		
Commodities options	405,212	—	—	405,212		
Total gross exchange traded options	2,530,047	—	—	2,530,047		2,530,047
Netting agreements	—	—	—	—	(2,301,920)	(2,301,920)
Total exchange traded options	2,530,047	—	—	2,530,047	(2,301,920)	228,127
Equity securities	3,166,661	—	—	3,166,661	—	3,166,661
Total	$ 5,696,708	—	—	5,696,708	(2,301,920)	3,394,788
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:						
Exchange traded options:						
Interest rate options	$ 76,846	—	—	76,846		
Equity options	1,847,374	—	—	1,847,374		
Foreign exchange options	75,342	—	—	75,342		
Commodities options	346,659	—	—	346,659		
Total gross exchange traded options	2,346,221	—	—	2,346,221		2,346,221
Netting agreements	—	—	—	—	(2,301,920)	(2,301,920)
Total exchange traded options	2,346,221	—	—	2,346,221	(2,301,920)	44,301
Equity securities	661,001	—	—	661,001	—	661,001
Total	$ 3,007,222	—	—	3,007,222	(2,301,920)	705,302

* Represents the exchange traded contracts covered by master netting agreements.

(8) Related-Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are generally conducted at prices equivalent to prices for transactions conducted at arm's

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

length with unrelated third parties. Amounts charged for operational support represent an allocation of costs.

(a) Cash

Cash at December 31, 2012 is held by Citibank, N.A., an affiliated company.

(b) Receivable from Affiliates

Receivable from affiliates represents amounts due from affiliated clearing broker, Citigroup Global Markets Ltd. (CGML) and from CFPI for income taxes.

(c) Short-Term Borrowings

At December 31, 2012, there were no short-term borrowings outstanding from CFPI. The short-term borrowings were repaid on October 5, 2012.

(d) Deposits Received for Securities Loaned

Deposits received for securities loaned represent collateralized financing transactions with Citigroup Global Markets Inc. (CGMI).

(e) Payables to Affiliates

Payables to affiliates include amounts due to CGMI, relating to bills paid on the Company's behalf offset partially by a receivable due from CGMI relating to securities on loan.

(f) Subordinated Indebtedness

At December 31, 2012, there was no subordinated indebtedness with CGMHI. The subordinated indebtedness was repaid on April 19, 2012.

(9) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(Continued)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

(b) *Risks and Uncertainties*

The Company generates its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

(c) *Lease Commitments*

The Company has a noncancelable lease covering office space expiring on June 30, 2016. At December 31, 2012, minimum future rentals on the noncancelable operating lease are as follows:

2013	$	190
2014		196
2015		201
2016		102
Minimum future rentals	$	689

(10) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2012 that would require recognition or disclosure in this statement of financial condition through February 26, 2013, which is the date this statement of financial condition was available to be issued. No such transactions required recognition in the statement of financial condition as of December 31, 2012.